EXHIBIT 95.1

MINE SAFETY ACT DISCLOSURE

Certain of our operations are classified as mines and are subject to regulation by the Federal Mine Safety and Health Administration (“MSHA”) under the Federal Mine Safety and Health Act of 1977 (the “Mine Act”). MSHA inspects our mines on a regular basis and issues various citations and orders when it believes a violation has occurred under the Mine Act. In 2016 we were issued certain mine safety and health citations by the MSHA under the Mine Act including: for MSHA Property 47-03629: 13 citations with assessments totaling $5,715, including five Section 104 “S&S” citations and for MSHA Property 47-03628: three citations with assessments totaling $376, including one Section 104 “S&S” citation.